FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 18, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

FONDAZIONE CASSA DEI RISPRMI DI FORLI	SANPAOLO IMI

JOINT NEWS RELEASE

SANPAOLO IMI increases stake in Cassa dei Risparmi di Forlì

Turin/Forlì 18 November 2005 – On the basis of the Preliminary Agreement for the sale of shares, signed on 29 November 2000 by Fondazione Cassa dei Risparmi di Forlì, SANPAOLO IMI and Cassa di Risparmio di Firenze, Fondazione has announced its wish to exercise the Second Tranche of the Sell Option, for 10,804,795 ordinary shares – 11.31% of the equity capital– at a price of € 8.11 per share, for a total value of € 87,626,887.45.

SANPAOLO IMI will acquire 8,103,596 shares – 8.48% of the equity capital– for approximately 65.7 million euro. SANPAOLO IMI’s stake in Cassa dei Risparmi di Forlì will rise from 29.77% to 38.25%.

The initiative by Fondazione, advised by KPMG Corporate Finance and Kstudio Associato, is part of a wider project, shared with SANPAOLO IMI, which envisages, in a second phase, following necessary preparatory activities, the integration of the SANPAOLO IMI Group’s distribution networks in Romagna with that of Cassa dei Risparmi di Forlì.

In greater detail, the project, in line with Regional/National model, envisages the transfer to Cassa dei Risparmi di Forlì of SANPAOLO IMI Group branches in Romagna and the transfer of Cassa dei Risparmi di Forlì branches in Emilia to Cassa di Risparmio in Bologna. As a result SANPAOLO IMI will acquire control of Cassa dei Risparmi di Forlì which will become part of the Group, becoming the banking reference for Romagna. The integration of the two networks will allow Cassa to achieve sufficient mass to ensure a place in the front rank in Romagna, in terms of both loans and financial assets administered.

Fondazione will remain a strategic shareholder in the new structure.

A new shareholders’ agreement between SANPAOLO IMI and Fondazione will define its future corporate governance, while appropriate clauses will be introduced into the Articles to safeguard the local and individual nature of Cassa.

The transactions described above are subject to the necessary authorisations by the competent Authorities.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com -Telefax +39 011 5552989

www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: November 18, 2005